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September 24, 2001

VIA EDGAR
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Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, DC  20549


RE:   ESS Technology, Inc.
CIK:  907410
Commission File No.  333-69046 Application for Withdrawal

Ladies and Gentlemen:


Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended, ESS Technology, Inc., a California corporation (the "Registrant"), hereby applies for an order granting the immediate withdrawal of its Registration Statement on Form S-3, together with all exhibits and amendments thereto, Commission File No. 333-69046 (collectively, the "Registration Statement"). The Registration Statement was originally filed with the Securities and Exchange Commission (the "Commission") on September 6, 2001.

Pursuant to the Registration Statement, the Registrant proposed to register certain shares of its Common Stock, no par value (the "Shares"), for issuance to the public with a proposed maximum offering price of $58,650,000. Based upon changed circumstances regarding the securities markets, the Registrant has determined at this time not to pursue the public offering of the Shares pursuant to the Registration Statement. Furthermore, no securities have been sold under the Registration Statement.

Accordingly, we request an order granting the withdrawal of the Registration Statement be issued by the Commission as soon as possible.

If you have any questions regarding the foregoing application for withdrawal, please contact Peter Cohn or Lowell Ness of Orrick, Herrington & Sutcliffe LLP, legal counsel to the Registrant in connection with the Registration Statement at
(650) 614-7400.

Sincerely,

ESS Technology, Inc.

/s/ Robert L. Blair

Robert L. Blair
President & Chief Executive Officer

cc:   Peggy A. Fisher, Securities and Exchange Commission
      Peter Cohn, Orrick, Herrington & Sutcliffe LLP
      Lowell D. Ness, Orrick, Herrington & Sutcliffe LLP
      Barry L. Dastin, Kaye Scholer LLP
      Quimby M. Pierce, Kaye Scholer LLP